Exhibit 99.6

We hereby consent to the inclusion of our opinion letter, dated February 10, 2023, to the Board of Directors of Vahanna Tech Edge Acquisition I Corp. and the Audit Committee of the Board of Directors of Vahanna Tech Edge Acquisition I Corp. as Appendix G to, and to the references to such opinion and our name in the joint proxy statement/prospectus forming part of this Registration Statement on Form S-4. By giving such consent, we do not thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “expert” as used in, or that we come within the category of persons whose consent is required under, the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

/s/ Nicholas J. Sheumack

Managing Principal

SHEUMACK & Co. GMA, LLC

(d/b/a SHEUMACK GMA)

New York, NY

February 13, 2023